EXHIBIT 99.1

Centerra Gold Announces Results of 2023 Annual and Special Meeting of Shareholders

TORONTO, May 09, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) is pleased to announce the results of its 2023 Annual and Special Meeting of Shareholders (the “Meeting”) held on May 9, 2023. A total of 218,703,496 shares, representing 70.95% of common shares issued and outstanding, were represented at the Meeting. Detailed voting results are outlined below.

Election of Directors

Each of the nominee directors listed in Centerra’s management information circular dated March 28, 2023 was elected.

	Votes For	% Votes For	Votes Against	% Votes Against
Richard W. Connor	146,253,294	98.29%	2,537,987	1.71%
Wendy Kei	148,071,887	99.52%	719,393	0.48%
Michael S. Parrett	138,660,198	93.19%	10,131,081	6.81%
Jacques Perron	148,074,024	99.52%	717,255	0.48%
Sheryl K. Pressler	147,537,900	99.16%	1,253,380	0.84%
Paul Tomory	148,117,772	99.55%	672,507	0.45%
Paul N. Wright	148,062,277	99.51%	729,003	0.49%
Susan L Yurkovich	146,457,364	98.43%	2,333,916	1.57%

Appointment of Auditors

KPMG LLP was re-appointed as auditor of the Company and the Board was authorized to fix the auditor’s renumeration.

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Appointment of Auditors	150,296,622	96.86%	4,873,616	3.14%

Approval of the Omnibus Incentive Plan (the “LTI Plan”)

The LTI Plan resolution outlined in Centerra’s management information circular dated March 28, 2023 was approved.

	Votes For	% Votes For	Votes Against	% Votes Against
Approval of the LTI Plan	141,012,923	94.77%	7,778,356	5.23%

Advisory Vote on Executive Compensation

The non-binding resolution approving the Company’s approach to executive compensation disclosed in Centerra’s management information circular dated March 23, 2023 was passed.

	Votes For	% Votes For	Votes Against	% Votes Against
Advisory Vote on Executive Compensation	144,767,796	97.30%	4,023,483	2.70%

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information please contact:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

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